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                   Astris Energi Inc. · 6-K · For 3/03/04, On 3/03/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 3, 2004

Commission File Number:  0-30628

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Sequential Exhibit              Description

Number

-------                         -----------

  1.                 Notice of Change of Auditor

  2                  Letter from Former Auditor

  3                  Letter from New Auditor

  4                  Board of Directors Confirmation